March 23, 2020

Sacha Alessandro Ceruti
Chief Executive Officer
Canna Corp.
8358 West Oakland Park Blvd.
Suite 300
Sunrise, Florida 33323

       Re: Canna Corp.
           Current Report on Form 8-K
           Filed March 17, 2020
           File No. 000-55788

Dear Mr. Ceruti:

       Our initial review of your filing indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. More specifically:

       Please revise your current report on Form 8-K to provide the information required by Item
       2.01(f) of Form 8-K and the related financial information required by
Item 9.01 of Form
       8-K for Agra Nutraceuticals Corporation.
       We will provide more detailed comments relating to your filing following our review of a substantive amendment that addresses these deficiencies.

       Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing